RIBBON COMMUNICATIONS INC.

6500 Chase Oaks Boulevard, Suite 100

Plano, Texas 75023

May 18, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Ribbon Communications Inc.

Registration Statement on Form S-3

Filed April 4, 2023

File No. 333-271117

Ladies and Gentlemen:

On behalf of Ribbon Communications Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective time of the Registration Statement on Form S-3 of the Company be 4:00 p.m., Eastern Time, on May 19, 2023, or as soon as practicable thereafter. The Company respectfully requests that you notify Patrick Macken by a telephone call to (978) 614-8170 of such effectiveness.

Please contact Betty Linkenauger Segaar of Troutman Pepper Hamilton Sanders LLP at (804) 697-2328 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

RIBBON COMMUNICATIONS INC.

By:	/s/ Patrick Macken
Name:	Patrick Macken
Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary

cc:       David W. Ghegan, Esq., Troutman Pepper Hamilton Sanders LLP

Betty Linkenauger Segaar, Esq., Troutman Pepper Hamilton Sanders LLP